FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For February 27, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

Unit 516 517, Hong Leong Industrial Complex,
No. 4 Wang Kwong Road, Kowloon Bay,
Kowloon, Hong Kong
(Address of principal executive offices)

Contact:
John G. Nesbett
Institutional Marketing Services (IMS)
203.972.9200
jnesbett@institutionalms.com

DESWELL INDUSTRIES, INC. ANNOUNCES THIRD QUARTER RESULTS

- Company also Announces Third Quarter Dividend of $0.17 Per Share-

MACAO (February 27, 2008) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter and nine months ended December 31, 2007.

Deswell reported net sales for the third quarter ended December 31, 2007 of $35.4 million, compared to $39.0 million for the same quarter of 2006, a decrease of 9.2%. Operating income totaled $3.0 million, compared to $5.2 million for the same quarter of 2006, a decrease of 41.5%. Net income for the quarter decreased 38.1% to $3.0 million compared to $4.8 million for the year-ago quarter. Basic and diluted net income per share for the quarter decreased to $0.19 and $0.19, respectively (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively), compared to $0.32 and $0.32, respectively (based on 14,948,000 and 15,066,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2006.

Total gross margin was 22.4% in the quarter ended December 31, 2007, same as the year-ago quarter. Gross profit in the plastic segment decreased to 29.3% of net sales for the quarter ended December 31, 2007 compared to 29.9% of net sales for the year-ago quarter. The slight decrease in gross margin was mainly attributed to the combined effect of labor cost and overhead cost increases due to Renminbi appreciation offset by the voluntary discontinuation of relatively low margin productions and enhanced controls on manufacturing costs compared with the quarter last year. The labor rate increased 12.9% as compared with prior year’s quarter.

Gross profit in the electronic and metallic segment increased to 17.7% of net sales for the quarter ended December 31, 2007 compared to 16.9% of net sales for the year-ago quarter. The improved margin was attributable to a combined effect of the change in customer and product mix, price increases on some production and enhanced controls on manufacturing costs to minimize the impact of labor cost and overhead cost increase due to Renminbi appreciation. Moreover, the value added tax was lower as a result of the change in product mix during the quarter. There was an increase in the labor rate of 22.6% as compared with prior year’s quarter.

Net sales for the nine months ended December 31, 2007 were $112.3 million, an increase of 5.5%, compared to sales of $106.4 million for the corresponding period in 2006. Operating income decreased 38.4% to $8.0 million, compared to $13.0 million in the nine months of fiscal 2007, and net income decreased 33.6% to $7.8 million, compared to $11.8 million in the nine months of fiscal 2007. Basic and diluted net income per share for the nine months decreased to $0.51 and $0.51, respectively (based on 15,244,000 and 15,287,000 weighted average shares outstanding, respectively), compared to $0.79 and $0.79, respectively (based on 14,936,000 and 14,944,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 2006.

The Company’s balance sheet remains strong, with cash and cash equivalents on December 31, 2007 totaling $20.3 million, compared to $24.5 million on March 31, 2007. Working capital totaled $58.1 million as of December 31, 2007, versus $58.7 million as of March 31, 2007. The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, "During the quarter, we took various steps to enhance the profitability of Deswell over time. We initiated price increases in January of this year, and we should see the positive margin impact of that in the fourth quarter of fiscal 08. We are being very selective in the quality of business we bring on and will continue to more proactively phase out unprofitable business. We don’t expect cost pressures to abate in the near-term given the official minimum labor wage in our area will increase 13% in April, continual appreciation in the Renminbi, profit tax increases, and a near-term increase in energy costs due to the recent snowstorm in Southern China."

Mr. Tse added, "The increased energy and labor costs has been forcing many small to medium size competitors out of our region. This should improve our new business opportunities. We are confident that we will see revenue growth over the next few quarters given new projects and business opportunities in both plastics and electronics."

Third-Quarter Dividends

The Company also announced that on February 26, 2008 its board of directors declared a dividend of $0.17 per share for the third quarter. The dividend will be payable on March 18, 2008 to shareholders of record as of February 29, 2008.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the "Risk Factors" section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Quarter ended		Nine months ended
	December 31,		December 31
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)
Net sales	$35,416	$39,002	$112,282	$106,406
Cost of sales	27,493	30,248	90,899	80,341
Gross profit	7,923	8,754	21,383	26,065
Selling, general and administrative expenses	5,209	4,960	14,319	14,518
Other income, net (note 5)	319	1,388	954	1,474
Operating income	3,033	5,182	8,018	13,021
Interest expense	-	-	-	-
Non-operating income, net	118	190	500	434
Income before income taxes	3,151	5,372	8,518	13,455
Income taxes	196	301	469	846
Income before minority interests	2,955	5,071	8,049	12,609
Minority interests	-	299	228	837
Net income	2,955	4,772	7,821	11,772

Other comprehensive income
Foreign currency translation adjustment	1,171	(40)	1,341	670
Comprehensive income	$4,126	$4,732	$9,162	$12,442

Net income per share (note 3)
Basic:
Net income per share	$0.19	$0.32	$0.51	$0.79
Weighted average common shares outstanding (in thousands)	15,791	14,948	15,244	14,936

Diluted:
Net income per share (note 3)	$0.19	$0.32	$0.51	$0.79
Weighted average common shares outstanding (in thousands)	15,791	15,066	15,287	14,944

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DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	December 31,	March 31,
	2007	2007
	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash and cash equivalents	$20,339	$24,549
Restricted cash	-	-
Marketable securities	220	107
Accounts receivable, net	25,330	21,063
Inventories	28,654	29,495
Prepaid expenses and other current assets	5,534	4,999
Income taxes receivable	-	130
Total current assets	80,077	80,343
Property, plant and equipment - net	62,833	60,157
Goodwill	391	710
Total assets	$143,301	$141,210

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$15,012	$15,865
Customer deposits and accrued expenses	6,008	5,035
Income taxes payable	649	450
Deferred income taxes liability	320	321
Total current liabilities	21,989	21,671
Minority interests	-	7,884

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at December 31, 2007 and
15,038,730 at March 31, 2007	49,923	42,393
Additional paid-in capital	7,404	7,601
Accumulated other comprehensive income	2,447	1,106
Retained earnings	61,538	60,555
Total shareholders' equity	121,312	111,655
Total liabilities and shareholders' equity	$143,301	$141,210

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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

	Nine months ended
	December 31,
	2007	2006

Cashflows from operating activities:
Net income	$7,821	$10,606
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,618	3,931
Gain on sale of property, plant and equipment	(36)	(571)
Unrealized holding (gain)/loss on marketable securities	(113)	14
Stock-based compensation cost	-	672
Impairment loss on goodwill (note 4)	318	-
Minority interests	228	835
Deferred income tax	(1)	294
Changes in current assets and liabilities:
Accounts receivable	(4,250)	(8,650)
Inventories	844	(7,468)
Prepaid expenses and other current assets	(536)	(311)
Income taxes receivable	129	(41)
Accounts payable	(833)	8,250
Customer deposits and accrued expenses	967	1,695
Income taxes payable	199	294
Net cash provided by operating activities	9,355	9,550

Cash flows from investing activities
Purchase of property, plant and equipment	(6,361)	(6,461)
Acquisition of minority interest in a subsidiary	(414)	-
Proceeds from disposal of property, plant and equipment	333	1,493
Net cash used in investing activities	(6,442)	(4,968)

Cash flows from financing activities
Dividend paid	(6,838)	(9,258)
Exercise of stock options	991	891
Decrease in restricted cash	-	649
Net cash used in financing activities	(5,847)	(7,718)

Cash effect of exchange rate changes	(1,276)	(85)

Net decrease in cash and cash equivalents	(4,210)	(3,221)
Cash and cash equivalents, at beginning of period	24,549	25,369
Cash and cash equivalents, at end of period	20,339	22,148
Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	142	298

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection of acquisition of
Additional 24% shareholdings of a subsidiary	6,342	-
Fair value adjustment on net assets acquired over acquisition
cost of additional 24% shareholdings of a subsidiary	1,314	-

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DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1. Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at December 31, 2007 and March 31, 2007, the results of operations for the nine months ended December 31, 2007 and December 31, 2006, and the cash flows for the nine months ended December 31, 2007 and December 31, 2006. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on August 1, 2007 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2. Inventories

	December 31,	March 31,
	2007	2007

Inventories by major categories:
Raw materials	$15,318	$13,196
Work in progress	8,586	10,227
Finished goods	4,750	6,072
	$28,654	$29,495

3. Net Income Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

The basic net income per share is computed by dividing net income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the nine months ended December 31, 2007 and 2006 were both from the Company’s continuing operations.

4. Impairment Loss on Goodwill

The goodwill impairment recognized was in the financial statements of our subsidiary, Integrated International Limited, the holding company of all of our electronic and metallic operations. The assets associated with the goodwill were acquired through purchases by Integrated of the outstanding capital stock of Kwanta Precision Metal Products Co., Ltd.

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These purchases occurred first in October 1996, when Integrated purchasedfor $64,000, which it paid in cash, 64.9% of Kwanta’s outstanding capital stock, and then in April 1999 and July 1999, when Integrated purchased for $6,000, which it paid in cash, the remaining 35.1% of Kwanta’s outstanding capital stock. These transactions were disclosed in our 2007 Form 20F filed on August 1, 2007. Kwanta has been dormant since September 2002, when the metallic manufacturing operations were shifted to another of our subsidiaries, Kwan Hong Dongguan Electronics Co., Ltd. An assessment was made regarding the implied fair value of the goodwill of Kwanta acquired in 1996 and 1999, which management considered to be nil as Kwanta was dormant.

5. Restatement of Operating income for the quarter and nine months ended December 31, 2006

Other operating income/(expenses) were reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the quarter and nine months ended December 31, 2006 were restated accordingly in this release. The restatement of operating income has no impact on the net income on the consolidated statement of income for the year ended March 31, 2007 but on the net income for the quarter ended December 31, 2006 from $3,606 to $4,772 and for the quarter ended March 31, 2007 from $1,562 to $396.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and labor rates as compared to Hong Kong.

Quarter Ended December 31, 2007 Compared to Quarter Ended December 31, 2006

Net Sales - The Company’s net sales for the quarter ended December 31, 2007 were $35,416,000, a decrease of $3,586,000 or 9.2% as compared to the corresponding period in 2006. The decrease was related to decrease in sales at our plastic segment and at our electronic and metallic segment of $2,486,000 and $1,100,000, respectively. This represented a decrease of 14.9% and 4.9% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $3,741,000, out of which $1,539,000 was related to plastic component sales of printer products and $990,000 was related to telecommunication products, offsetting the increase in orders from other existing customers of $1,256,000, out of which $492,000 was related to plastic component sales of electronic entertainment products.

The revenue decrease in our electronics and metallic segment was mainly due to the decrease in OEM orders of electronics and metallic products from existing customers of $4,549,000 and $165,000 respectively, and a decrease in distribution sales of $78,000 during the quarter, offsetting the increase in orders from both existing and new customers of $2,633,000 and $1,059,000 respectively, out of which, $1,228,000 and $1,885,000 were related to telecommunication equipments and professional audio equipments respectively. These together offset the decrease in OEM electronic orders of $3,792,000 related to professional audio equipments.

Gross Profit - The gross profit for the quarter ended December 31, 2007 was $7,923,000, representing a gross profit margin of 22.4%. This compares with the overall gross profit and gross profit margin of $8,754,000 or 22.4% for the quarter ended December 31, 2006.

Gross profit in the plastic segment decreased by $822,000 to $4,155,000 or 29.3% of net sales, for the quarter ended December 31, 2007 compared to $4,977,000 or 29.9% of net sales, for the quarter ended December 31, 2006. The slight decrease in gross margin was mainly attributed to the combined effect of labor cost and overhead cost increases due to renminbi appreciation offset by the voluntary discontinuation of relatively low margin productions and enhanced controls on manufacturing costs compared with the quarter last year. The labor rate increased 12.9% as compared with prior year’s quarter.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Gross profit in the electronic & metallic segment decreased by $9,000 to $3,768,000 or 17.7% of net sales, for the quarter ended December 31, 2007 compared to $3,777,000 or 16.9% of net sales, for the same period last year. The improved margins were attributable to a combined effect of the change in customer and product mix, price increase on some production and enhanced controls on manufacturing cost to minimize the impact of labor cost and overhead cost increase due to renminbi appreciation. Moreover, the value added tax was lowered as a result of the change in product mix during the quarter. There was an increase in labor rate of 22.6% as compared with prior year’s quarter.

Selling, general and administrative expenses – SG&A expenses for the quarter ended December 31, 2007 were $5,209,000, amounting to 14.7% of total net sales, as compared to $4,960,000 or 12.7% of total net sales for the quarter ended December 31, 2006. There was an increase in selling, general and administrative expenses of $249,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $197,000 or 7.7% to $2,766,000 or 19.5% of net sales, for the quarter ended December 31, 2007 compared to $2,569,000 or 15.4% of net sales, for the corresponding period in 2006. The increase was primarily related to the increase in staff and welfare cost of $218,000, depreciation expense of $39,000, legal and professional fee of $47,000 and selling expenses of $14,000, offsetting decrease in director remuneration of $133,000 as compared with last year’s quarter.

The SG&A expenses in the electronic & metallic segment increased by $52,000 or 2.2% to $2,443,000 or 11.5% of net sales, for the quarter ended December 31, 2007 compared to $2,391,000 or 10.7% of net sales for corresponding quarter in 2006. The increase was primarily related to the increase in staff and welfare cost of $186,000, depreciation expense of $7,000 offsetting the decrease in selling expenses of $103,000 and tightened control on other expenses of $38,000 as compared with the year-ago quarter.

Other operating income - Other operating income were $319,000 for the quarter ended December 31, 2007, a decrease of $1,069,000 as compared with last year’s quarter.

On a segment basis, other operating income attributable to the plastic segment was $426,000, as compared with other operating income of $1,348,000 for the quarter in last year. The net decrease was mainly attributable to the decrease in exchange translation gain of $731,000 relating to a subsidiary having Chinese renminbi functional currencies, an increase in other exchange loss of $50,000 and the decrease in gain on disposal of fixed assets of $372,000, offsetting a write back of allowance for doubtful receivables of $279,000.

Other operating expenses attributable to the electronic & metallic segment was $107,000, an increase of $147,000 as compared with other operating income of $40,000 for year-ago quarter. This increase in other operating expenses was mainly attributable to the increase in exchange loss of $135,000 as compared with the year-ago quarter.

Operating income - Operating income was $3,033,000 for the quarter ended December 31, 2007, a decrease of $2,149,000 or 41.5% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic segment decreased $1,941,000 to $1,815,000 or 12.8% of net sales, in the quarter ended December 31, 2007 compared to $3,756,000 or 22.5% of net sales for the corresponding quarter in 2006. The decrease in operating income was attributable to the decrease in gross profit and other operating income, coupled with the increase in SG&A expenses as described above.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

The operating income of the electronic & metallic segment decreased $208,000 to $1,218,000 or 5.7% of net sales, in the quarter ended December 31, 2007 compared to $1,426,000 or 6.4% of net sales for the corresponding quarter in 2006. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses and other operating expenses as described above.

Non-operating income – Non-operating income for the quarter decreased by $72,000 to $118,000 for the quarter ended December 31, 2007 as compared with other non-operating income of $190,000 in the year-ago quarter . This is mainly attributed to the decrease in interest income and rental income of $33,000 and $30,000 respectively and the decrease in unrealized gain on securities revaluation of $9,000 during the quarter ended December 31, 2007 as compared with prior year quarter.

Income Taxes – Income taxes expenses for the quarter were $196,000, a decrease of $105,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes for the plastic segment increased $126,000 to $192,000 for the quarter ended December 31, 2007. The increase was mainly attributed to a 50% tax exemption for the 24% tax rate applicable to our Dongguan plastic subsidiary for the calendar year 2006 but the 50% exemption was completed and the tax rate applicable for the calendar year 2007 was the 24% national tax rate plus 3% local tax rate. The income tax expenses for the electronic & metallic segment decreased $231,000 to $4,000 for the quarter ended December 31, 2007.

Minority Interest – There was no minority interests at December 31, 2007 whereas the minority interests in last year’s quarter represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in minority interest in Deswell’s electronic & metallic segment during the quarter, the dollar amount of minority interest decreased by $299,000 from $299,000 for the corresponding quarter in the prior year.

Net Income - Net income was $2,955,000 for the quarter ended December 31, 2007, a decrease of $1,817,000 or 38.1%, as compared to net income of $4,772,000 for the quarter ended December 31, 2006, and net income as a percentage of net sales decreased from 12.2% to 8.3% for the quarter ended December 31, 2007.

Net income for the plastic segment decreased by 55.3% to $1,701,000 for the quarter ended December 31, 2007 compared to $3,803,000 for the corresponding quarter in 2006. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits, coupled with the decrease in other non-operating income and the increase in income tax expenses as described above.

Net income for the electronic & metallic segment increased by 29.4% to $1,254,000 for the quarter ended December 31, 2007 compared to $969,000 for the corresponding quarter in 2006. The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income tax expenses and minority interest offsetting the decrease in operating profit and other non-operating income, as described above.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Nine Months Ended December 31, 2007 Compared to Nine Months Ended December 31, 2006

Net Sales - The Company’s net sales for the nine months ended December 31, 2007 were $112,282,000, an increase of $5,876,000 or 5.5% as compared to corresponding period in 2006. The increase was related to increase in sales at our electronic and metallic segment of $10,201,000 offset by the decrease in sales at our plastic segment of $4,325,000. This represented an increase of 17.6% and a decrease of 8.9% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $13,570,000, of which $6,447,000 was related to plastic component sales of printer products and $5,780,000 was related to telecommunication products, offsetting the increase in orders from other existing customers of $9,246,000, out of which $6,055,000 was related to plastic component sales of electronic entertainment products.

The revenue increase in our electronics and metallic segment was mainly due to the increase in OEM orders of electronics and metallic products from existing and new customers of $13,676,000 and $2,185,000 respectively, and an increase in distribution sales of $631,000 during the period, offsetting the decrease in orders from existing customers of $6,291,000. Of the increases, $8,941,000 and $5,876,000 were related to orders of professional audio equipments and telecommunication equipments respectively. These together offset the decrease in OEM electronic orders of $3,259,000 related to professional audio equipments during the nine months ended December 31, 2007 as compared with prior year period.

Gross Profit - The gross profit for the nine months ended December 31, 2007 was $21,383,000, representing a gross profit margin of 19.0%. This compared with the overall gross profit and gross profit margin of $26,065,000 or 24.5% for the nine months ended December 31, 2006.

Gross profit in the plastic segment decreased by $3,797,000 to $11,954,000 or 27.0% of net sales, for the nine months ended December 31, 2007 compared to $15,751,000 or 32.4% of net sales, for the nine months ended December 31, 2006. This was mainly attributed to the combined effect of change in customer and product mix where relatively low margin productions were gradually dropped out and an increased labor rate of 15.0% and increased overhead cost of 3.2% of net sales as compared with year-ago nine months period. There was an approximately 7.2% appreciation in Chinese renminbi currency in the nine months ended December 31, 2007 where most of our direct overhead is denominated, as compared with the last year.

Gross profit in the electronic & metallic segment decreased by $885,000 to $9,429,000 or 13.9% of net sales, for the nine months ended December 31, 2007 compared to $10,314,000 or 17.8% of net sales, for the same period last year. This was mainly attributable to the combined effect of the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an increased labor rate of 25.6%, the increase in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 7.2% appreciation in Chinese renminbi currency in the nine months ended December 31, 2007 where most of our direct overhead and increased local material sourcing are denominated, as compared with last year.

Selling, general and administrative expenses – SG&A expenses for the nine months ended December 31, 2007 were $14,319,000, amounting to 12.8% of total net sales, as compared to $14,518,000 or 13.6% of total net sales for the nine months ended December 31, 2006. There was a decrease in selling, general and administrative expenses of $199,000 or 1.4% over the corresponding period.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

The SG&A expenses in the plastic segment decreased by $287,000 or 3.6% to $7,629,000 or 17.2% of net sales, for the nine months ended December 31, 2007 compared to $7,916,000 or 16.3% of net sales, for the corresponding period in 2006. The decrease was primarily related to a stock based compensation cost of $820,000 in prior year period, the decrease in director remuneration of $527,000 offsetting increase in staff and welfare cost of $612,000, depreciation expense of $146,000 and selling expenses of $90,000 during the nine months ended December 31, 2007 as compared with prior year.

The SG&A expenses in the electronic & metallic segment increased by $88,000 or 1.3% to $6,690,000 or 9.8% of net sales, for the nine months ended December 31, 2007 compared to $6,602,000 or 11.4% of net sales for corresponding period in 2006. The increase was primarily related to the increase in management and staff cost of $228,000 as a result of increase in staff rate of 21.4% during the nine months ended December 31, 2007. This offset the decrease in selling and logistic expenses of $197,000 and $79,000 for electronic & metallic sales and distribution business respectively; and the decrease in depreciation expenses of $18,000 as compared with prior year.

Other operating income - Other operating income were $954,000 for the nine months ended December 31, 2007, a decrease of $520,000 as compared with last year.

On a segment basis, other operating income attributable to the plastic segment for the nine months ended December 31, 2007 was $1,391,000, a decrease of $113,000 as compared with corresponding period in the prior year. The decrease was mainly attributable to the increase in loss on disposal of fixed assets of $542,000 offsetting the increase in exchange translation gain of $49,000 relating to a subsidiary having Chinese renminbi functional currencies, an increase in other exchange gain of $95,000 and a net write back of allowance for doubtful receivables of $333,000.

Other operating expenses attributable to the electronic & metallic segment for the nine months ended December 31, 2007 was $437,000, an increase of $407,000 as compared with corresponding period in the prior year. This increase in other operating expenses was mainly attributable to an impairment in goodwill relating to a metallic subsidiary of $318,000 as described in note 4 to the unaudited consolidated financial statements and the increase in exchange loss of $208,000 offsetting an exchange translation gain of $17,000 relating to a subsidiary having Chinese renminbi functional currencies, a decrease in allowance for doubtful receivable of $52,000 and an increase in scrap sale income of $45,000 as compared with prior year.

Operating income - Operating income was $8,018,000 for the nine months ended December 31, 2007, a decrease of $5,003,000 or 38.4% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of the plastic segment decreased $3,623,000 to $5,716,000 or 12.9% of net sales, in the nine months ended December 31, 2007 compared to $9,339,000 or 19.2% of net sales in corresponding period in 2006. The decrease in operating income was attributable to the decrease in gross profit and other operating income offsetting the decrease in SG&A expenses as described above.

The operating income of electronic & metallic segment decreased $1,380,000 to $2,302,000 or 3.4% of net sales, in the nine months ended December 31, 2007 compared to $3,682,000 or 6.4% of net sales in the corresponding period in 2006. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses and the increase in other operating expenses as described above.

Non-operating income – Non-operating income increased by $66,000 to $500,000 for the nine months ended December 31, 2007 as compared with the corresponding period in prior year. This is mainly attributed to an unrealized gain on securities revaluation of $127,000 during the nine months ended December 31, 2007 offsetting the decrease in rental income of $57,000 as compared with prior year.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Taxes – Income taxes expenses for the nine months ended December 31, 2007 was $469,000, a decrease of $377,000 as compared with the corresponding period in the prior year.

On a segment basis, the income taxes of the plastic segment decreased $271,000 to $308,000 for the nine months ended December 31, 2007. The decrease was mainly attributed to the additional tax provision made during the corresponding period in 2006 as a result of an additional tax assessment in connection with the amounts of assessable profits and the date of commencement of the first profitable year for our Dongguan plastic subsidiary. As a result, we made a tax provision of approximately $154,000, $92,000 and $166,000 for taxable calendar years 2004, 2005 and 2006 respectively, at tax rate applicable of 24% with a 50% tax exemption for the calendar years 2004 to 2006, during the period ended December 31, 2006. The tax assessment and payment for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were finalized and settled at $101,000 in January 2008 with an over-provision of $65,000 recognized in the quarter ended December 31, 2007. For taxable calendar year 2007, the tax rate applicable was 24% national tax rate and 3% local tax rate. Whereas the income tax expenses for the electronic & metallic segment decreased $106,000 to $161,000 for the nine months ended December 31, 2007. The tax rate applicable for our Dongguan electronic & metallic subsidiary for calendar year 2007 is 15% and 3% local tax rate.

Minority Interest – There was no minority interests as of December 31, 2007 whereas the minority interest for the five months ended August 31, 2007 and nine months ended December 31, 2006 represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in minority interest in Deswell’s electronic & metallic segment during the nine months period, the dollar amount of minority interest decreased by $609,000 from $837,000 for the corresponding period in prior year.

Net Income - Net income was $7,821,000 for the nine months ended December 31, 2007, a decrease of $3,951,000 or 33.6%, as compared to net income of $11,772,000 for the nine months ended December 31, 2006, and net income as a percentage of net sales was decreased from 11.1% to 7.0% for the nine months ended December 31, 2007.

Net income for the plastic segment decreased by 36.6% to $5,750,000 for the nine months ended December 31, 2007 compared to $9,075,000 for the corresponding period in 2006. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profit offsetting the increase in non-operating income and decrease in income tax as described above.

Net income for the electronic & metallic segment decreased by 23.2% to $2,071,000 for the nine months ended December 31, 2007 compared to $2,697,000 for the corresponding period in 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit offsetting the increase in non-operating income, decrease in income tax and decrease in minority interest as described above.

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Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2007, the Company had a working capital surplus of $58,088,000 and cash and cash equivalent of $20,339,000. This compares with a working capital surplus of $58,672,000 and cash and cash equivalent of $24,549,000 at March 31, 2007. The decrease in cash and cash equivalent of $4,210,000 was mainly attributed to the capital investment of $6,361,000, acquisition of minority interest in a subsidiary of $414,000, dividend distribution of $6,838,000 and the effect of exchange rate changes of $1,282,000 offsetting the net cash generated from its operating activities of $9,355,000, exercise of stock options by directors and officers of $991,000 and proceeds from disposal of property, plant and equipment of $333,000 during the nine months ended December 31, 2007.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at December 31, 2007.

As of December 31, 2007, the Company had no general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Frank Tse
Frank Tse
Chief Executive Officer

Date: February 27, 2008